

Mail Stop 4631

June 30, 2009

<u>**Via U.S. Mail**</u>

Ezra Green
Chief Executive Officer
Clear Skies Solar, Inc.
200 Old Country Road, Suite 610
Mineola, New York 11501-4241

> **Re: Clear Skies Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 4, 2009**
> **File No. 333-159730**

Dear Mr. Green:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 36

1.   Please provide a materially complete discussion of how the selling stockholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling stockholders and the nature of the arrangements, agreements, and relationships with the company does not appear to

be complete and should include, for each selling stockholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Your disclosure should also include a description of the material terms of the secured convertible promissory notes held by the relevant selling stockholder. Please present this information in a concise and easy-to-understand fashion and provide us with clearly labeled courtesy copies of the underlying documents that govern the rights of the security holders as they relate to the resale offering.

2.   Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If any selling security holder is a registered broker-dealer, it should be named as an underwriter in the registration statement. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. In any post-effective amendment identifying additional selling security holders, please disclose the same information and also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of distribution, page 42

3.   We note your disclosure in the third paragraph that the selling stockholders may engage in short sales. Please confirm to us that the selling stockholders are aware of Securities Act Compliance & Disclosure Interpretation Section 239.10, which may be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Experts, page 43

4.   Please disclose that Harvey Kesner, Esq., an attorney with Sichenzia Ross Friedman Ference LLP, has received common stock as compensation for legal services.

Index to Consolidated Financial Statements, page F-1

5.   Please revise to provide a Statement of Stockholders' Equity for the three months ended March 31, 2009. Please refer to the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160.

Exhibit Index, page II-10

6.   We note that you intend to file the legal opinion by amendment. Please be advised that the legal opinion is subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Annual Report on Form 10-K filed May 15, 2009

General

7.   Please amend Item 9A of the Form 10-K to provide the management's report on internal control over financial reporting required under Section 404(a) of the Sarbanes-Oxley Act of 2002. With respect to the Section 302 certifications, please include the introductory language in paragraph 4 and paragraph 4(b) since you are now required to comply with Section 404(a) of the Sarbanes-Oxley Act.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397, or in their absence, myself at (202) 551-3760.


Sincerely,

Pamela Long
Assistant Director


cc: Harvey J. Kesner, Esq. and Ben Reichel, Esq. (*via facsimile* (212) 930-9725)
      Sichenzia Ross Friedman Ference LLP
      61 Broadway, 32nd Floor
      New York, NY 10006